UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2020

GUADALAJARA, Mexico, July 24, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2020 (2Q20). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the second quarter of the year, the COVID-19 pandemic considerably affected the Company’s results, mainly with the decrease in international and domestic passenger traffic. Even though the Government of Mexico did not issue any flight restrictions during the quarter, during the months of April and May, activity for certain economic sectors did suffer restrictions. Other sectors, deemed essential, could continue operating, among them are airports. Additionally, a media campaign was implemented to incentivize the general population to stay home. Beginning in June, the Mexican Government established a plan to gradually reactivate economic activities, which permitted some domestic passenger traffic recovery. With respect Jamaican airport operations, the Government of Jamaica restricted entry of all international flights beginning on March 25. This restriction was lifted on June 15 and, as a result, airports have initiated regular operations, but with lower levels of passenger traffic.

The level of recovery in the Company’s operations and results will depend on the duration and containment of the pandemic by the Mexican, Jamaican and U.S. governments, as the main origin-destination. Due to the nature of the pandemic, the Company cannot completely estimate its impact on the financial situation or the operating results of the Company for the short, medium or long term.

2Q20 Company Measures:

  To support the airlines and commercial clients, the Company granted discounts for services rendered and minimum guaranteed rents. Additionally, the Company signed agreements for payment deferrals. This allowed the Company’s clients to maintain liquidity and re-initiate regular activities in our airports beginning in June.

  The Company was able to limit operating expenses by closing unnecessary operating areas. As a result, cost of cleaning services, security, maintenance, electricity, supplies, professional services and other costs, were adjusted downward.

  Strict security protocols were implemented across all the Company’s airports in order to protect the health of passengers and employees. At the same time, the Company maintained the caliber of its operations and security to ensure a lower contagion risk and provide passengers with the confidence to travel. These measures will remain in place permanently.

Impact of COVID-19 on the Company’s Financial Position:

While the effects of the pandemic resulted in a significant decline in 2Q20 results, the Company generated a positive EBITDA. Controlling cost of services, the decrease in concession fees and technical assistance fees, allowed the Company to mitigate the impact of COVID-19 on revenues.

Despite the negative operating cash flow, the Company reported a solid financial position at the close of 2Q20. The balance of cash and cash equivalents on June 30, 2020 reached Ps. 15,748.8 million, compared to Ps. 10,973.9 million at the close of March 31, 2020. During 2Q20, the Company drew down on two credit lines, together representing Ps. 2.0 billion, one drew down in the Montego Bay airport for Ps. 151.3 million (US$7.0 million) and issued long-term bond certificates (Certificados Bursátiles) for a value of Ps. 4.2 billion. The cash decrease in 2Q20 was Ps. 1,576.4 million.

During 2Q20, the Company carried out a second evaluation covering the possible adverse impacts of the pandemic on the Company’s financial condition and operating results, as well as a review of the indicators and deterioration of the larger long-term assets, expected credit losses and recovery of assets due to deferred taxes. The conclusion was that, despite the impact of COVID-19 on 2Q20 being lower than expected, the Company cannot ensure that the negative effect of the pandemic will decline in the upcoming quarters, nor can ensure that local and global economic conditions will improve. The Company can also not ensure the availability of financing, or that general credit conditions will remain favorable.

In this evaluation, the Company reviewed financial results for the short, medium and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee business interruption or closing of operations at any of its airports.

The Company will continue to monitor the pandemic’s adverse effects on the results of the operations, including the monitoring of key indicators, deterioration tests, projections, budgets, fair values, future cash flow related to the recovery of the financial and non-financial assets, as well as possible contingencies.

It is important to mention that, at the close of 2Q20, the Company satisfied all covenants in accordance with the bank loan contracts and with all the obligations established for the bond certificates.

The Company carried out the risk valuation that represents the portfolio of airlines and commercial clients in terms of liquidity. Thus, the cost of operation recognizes a Ps. 87.0 million provision as reserves for expected credit losses.

In accordance with the estimated 2020 annual results, the Company expects an asset recovery for deferred taxes recognized in the cash flow statement, even though the results declined with respect to 2019.

The Company will continue informing the market in a timely manner regarding future material updates to the airport operations, as well as measures that are adopted for preserving liquidity and business continuity.

Summary of Results 2Q20 vs. 2Q19

  The sum of aeronautical and non-aeronautical services revenues decreased by Ps. 2,651.5 million, or 75.0%. Total revenues decreased by Ps. 2,172.4 million, or 59.4%.

  Cost of services decreased by Ps. 61.8 million, or 8.8%.

  Operating loss of Ps. 368.7 million, which represents a decrease of Ps. 2,371.1 million, or 118.4%.

  EBITDA decreased by Ps. 2,291.7 million, or 94.4%, going from Ps. 2,428.2 million in 2Q19 to Ps. 136.5 million in 2Q20. The EBITDA margin (excluding the effects of IFRIC 12) decreased from 68.8% in 2Q19 to 15.6% in 2Q20.

  Net loss and comprehensive loss of Ps. 946.0 million, a decrease of Ps. 2,163.6 million, or 177.7% compared to 2Q19.

Passenger Traffic

During 2Q20, total terminal passengers at the Company’s 14 airports decreased by 10,543.0 thousand passengers, or 86.4%, compared to 2Q19. During 2Q20, there were no new route openings.

Domestic Terminal Passengers – 13 airports (in thousands):
Airport	2Q19	2Q20	Change	6M19	6M20	Change
Guadalajara	2,674.0	393.8	(85.3%)	5,094.4	2,730.3	(46.4%)
Tijuana *	1,533.7	460.3	(70.0%)	2,894.9	1,880.3	(35.0%)
Los Cabos	490.9	76.1	(84.5%)	885.5	478.8	(45.9%)
Puerto Vallarta	479.5	34.0	(92.9%)	831.3	401.8	(51.7%)
Montego Bay	2.4	0.0	(100.0%)	4.2	1.0	(77.2%)
Guanajuato	532.3	55.9	(89.5%)	994.3	480.5	(51.7%)
Hermosillo	475.0	58.5	(87.7%)	859.9	454.6	(47.1%)
Mexicali	303.4	46.9	(84.5%)	569.4	323.9	(43.1%)
Morelia	115.7	46.1	(60.1%)	225.9	171.9	(23.9%)
La Paz	256.3	33.5	(86.9%)	466.4	247.0	(47.0%)
Aguascalientes	162.3	20.0	(87.7%)	305.2	157.6	(48.4%)
Los Mochis	103.3	10.6	(89.7%)	187.1	97.4	(48.0%)
Manzanillo	25.4	1.9	(92.4%)	49.2	25.1	(49.0%)
Total	7,154.1	1,237.6	(82.7%)	13,367.7	7,450.2	(44.3%)
*CBX users are classified as international passengers

International Terminal Passengers – 13 airports (in thousands):
Airport	2Q19	2Q20	Change	6M19	6M20	Change
Guadalajara	1,088.6	159.9	(85.3%)	2,076.7	1,117.7	(46.2%)
Tijuana *	736.1	140.7	(80.9%)	1,394.2	825.0	(40.8%)
Los Cabos	963.1	28.2	(97.1%)	2,019.3	975.2	(51.7%)
Puerto Vallarta	713.7	25.0	(96.5%)	1,970.6	1,111.3	(43.6%)
Montego Bay	1,179.9	16.7	(98.6%)	2,516.2	1,149.6	(54.3%)
Guanajuato	173.8	16.9	(90.3%)	345.1	165.1	(52.2%)
Hermosillo	17.4	1.9	(89.2%)	34.5	20.6	(40.2%)
Mexicali	1.9	0.1	(95.1%)	3.3	1.3	(61.1%)
Morelia	105.8	9.3	(91.2%)	207.1	108.9	(47.4%)
La Paz	3.1	0.4	(85.5%)	6.6	3.8	(43.2%)
Aguascalientes	54.8	6.9	(87.5%)	99.3	55.3	(44.3%)
Los Mochis	1.9	0.1	(96.4%)	3.5	1.3	(62.0%)
Manzanillo	15.2	1.1	(93.0%)	52.3	29.5	(43.5%)
Total	5,055.2	407.0	(91.9%)	10,728.8	5,564.8	(48.1%)
*CBX users are classified as international passengers

Total Terminal Passengers – 13 airports (in thousands):
Airport	2Q19	2Q20	Change	6M19	6M20	Change
Guadalajara	3,762.6	553.7	(85.3%)	7,171.1	3,848.1	(46.3%)
Tijuana *	2,269.8	600.9	(73.5%)	4,289.1	2,705.3	(36.9%)
Los Cabos	1,453.9	104.3	(92.8%)	2,904.8	1,454.0	(49.9%)
Puerto Vallarta	1,193.2	59.0	(95.1%)	2,801.9	1,513.1	(46.0%)
Montego Bay	1,182.3	16.7	(98.6%)	2,520.4	1,150.6	(54.3%)
Guanajuato	706.2	72.8	(89.7%)	1,339.4	645.6	(51.8%)
Hermosillo	492.4	60.3	(87.7%)	894.5	475.2	(46.9%)
Mexicali	305.3	47.0	(84.6%)	572.7	325.2	(43.2%)
Morelia	221.5	55.4	(75.0%)	433.0	280.8	(35.1%)
La Paz	259.4	33.9	(86.9%)	473.0	250.8	(47.0%)
Aguascalientes	217.1	26.9	(87.6%)	404.6	212.9	(47.4%)
Los Mochis	105.2	10.7	(89.9%)	190.6	98.7	(48.2%)
Manzanillo	40.5	3.0	(92.6%)	101.5	54.6	(46.2%)
Total	12,209.3	1,644.6	(86.5%)	24,096.5	13,015.0	(46.0%)
*CBX users are classified as international passengers

CBX Users (in thousands):
Airport	2Q19	2Q20	Change	6M19	6M20	Change
Tijuana	723.6	140.4	(80.6%)	1,370.9	817.7	(40.4%)

Kingston Airport (in thousands):
Passengers	2Q19	2Q20	Change	6M19	6M20	Change
Domestic	N/A	0.0	N/A	N/A	1.3	N/A
Internacional	N/A	21.6	N/A	N/A	375.1	N/A
Total	N/A	21.6	N/A	N/A	376.4	N/A

Total Passengers – 14 airports (in thousands):
Passengers	2Q19	2Q20	Change	6M19	6M20	Change
Domestic	7,154.1	1,237.6	(82.7%)	13,367.7	7,451.5	(44.3%)
Internacional	5,055.2	428.6	(91.5%)	10,728.8	5,939.9	(44.6%)
Total	12,209.2	1,666.2	(86.4%)	24,096.5	13,391.4	(44.4%)

Consolidated Results for the Second Quarter of 2020 (in thousands of pesos):
	2Q19	2Q20	Change
Revenues
Aeronautical services	2,577,773	551,875	(78.6%)
Non-aeronautical services	957,275	331,641	(65.4%)
Improvements to concession assets (IFRIC 12)	122,363	601,542	391.6%
Total revenues	3,657,411	1,485,058	(59.4%)

Operating costs
Costs of services:	705,304	643,554	(8.8%)
Employee costs	228,793	239,260	4.6%
Maintenance	148,362	97,402	(34.3%)
Safety, security & insurance	102,312	104,079	1.7%
Utilities	92,489	79,692	(13.8%)
Other operating expenses	133,348	123,121	(7.7%)

Technical assistance fees	113,644	8,777	(92.3%)
Concession taxes	292,887	94,721	(67.7%)
Depreciation and amortization	425,839	505,174	18.6%
Cost of improvements to concession assets (IFRIC 12)	122,363	601,542	391.6%
Other income	(5,025)	(58)	(98.8%)
Total operating costs	1,655,012	1,853,710	12.0%
Income (loss) from operations	2,002,399	(368,652)	(118.4%)

Financial Result	(235,742)	(311,089)	32.0%
Share of loss of associates	(3)	(83)	(2666.7%)
Income (loss) before income taxes	1,766,654	(679,824)	(138.5%)
Income taxes	(503,081)	97,616	(119.4%)
Net (loss) income	1,263,573	(582,208)	(146.1%)
Currency translation effect	(45,788)	(66,233)	44.7%
Cash flow hedges, net of income tax	-	(287,997)	100.0%
Remeasurements of employee benefit – net income tax	(146)	(9,558)	6446.6%
Comprehensive income (loss)	1,217,639	(945,996)	(177.7%)
Non-controlling interest	(19,763)	29,645	250.0%
Comprehensive income (loss) attributable to controlling interest	1,197,876	(916,351)	(176.5%)

	2Q19	2Q20	Change
EBITDA	2,428,238	136,522	(94.4%)
Comprehensive income (loss)	1,217,639	(945,996)	(177.7%)
Comprehensive income (loss) per share (pesos)	2.1705	(2	(177.7%)
Comprehensive income (loss) per ADS (US dollars)	0.9403	(0.73	(177.7%)

Operating income (loss) margin	54.7%	(24.8%)	(145.3%)
Operating income (loss) margin (excluding IFRIC 12)	56.6%	(41.7%)	(173.7%)
EBITDA margin	66.4%	9.2%	(86.2%)
EBITDA margin (excluding IFRIC 12)	68.8%	15.6%	(77.5%)
Costs of services and improvements / total revenues	22.6%	83.8%	270.5%
Cost of services / total revenues (excluding IFRIC 12)	20.0%	72.8%	265.1%

- Net (loss) income and comprehensive income (loss) per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 23.0821 per U.S. dollar (the noon buying rate on June 30, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 23.3631 per U.S. dollar for the three months ended June 30, 2020 was used.

Revenues (2Q20 vs. 2Q19)

  Aeronautical services revenues decreased by Ps. 2,025.9 million, or 78.6%
  Non-aeronautical services revenues decreased by Ps. 625.6 million, or 65.4%
  Revenues from improvements to concession assets increased by Ps. 479.2 million, or 391.6%
  Total revenues decreased by Ps. 2,172.4 million, or 59.4%
  Aeronautical services revenues include:

  i. Revenues from the Mexican airports decreased by Ps. 1,741.0 million, or 79.2%, compared to 2Q19, generated mainly by an 85.2% decrease in passenger traffic, offset by the increase in passenger fees applicable in 2020. In addition, during 2Q20, airlines were granted exemptions for airport service fees.

  ii. Revenues from the Montego Bay airport decreased by Ps. 329.5 million, or 86.8%, compared to 2Q19. This was mainly due to a 98.6% decrease in passenger traffic. The increase in the passenger fees for 2020 offset this decline in passenger traffic.

  iii. The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 44.7 million to revenues.
  Non-aeronautical services revenues include:

  i. The Mexican airport contributions decreased by Ps. 561.5 million, or 69.2%, compared to 2Q19. Revenues from businesses operated by third parties decreased by Ps. 338.9 million. This was mainly due to a decrease in revenues from food and beverage, duty-free stores, time shares, car rentals and commercial spaces, which jointly decreased by Ps. 304.6 million, or 79.2%. Revenues from businesses operated directly by the Company decreased by Ps. 192.9 million, or 72.7%, while the recovery of costs decreased by Ps. 29.6 million, or 55.4%.

  ii. Revenues from the Montego Bay airport decreased by Ps. 87.8 million, or 60.2% compared to 2Q19. Revenues in U.S. dollars decreased by US$ 5.1 million, or 67.0%. However, the 22.2% depreciation of the Mexican peso against U.S. dollar offset the decline in dollar revenues, going from an average exchange rate of Ps. 19.1250 in 2Q19 to Ps. 23.3631 in 2Q20.

  iii. The consolidation of the Kingston airport contributed Ps. 23.6 million to non-aeronautical revenue.
	2Q19	2Q20	Change
Businesses operated by third parties:
Duty-free	129,089	25,647	(80.1%)
Food and beverage	122,173	32,575	(73.3%)
Retail operations	94,941	36,812	(61.2%)
Car rentals	92,074	46,340	(49.7%)
Leasing of space	61,672	49,487	(19.8%)
Time shares	55,019	1,085	(98.0%)
Ground transportation	35,746	12,414	(65.3%)
Communications and financial services	22,153	5,820	(73.7%)
Other commercial revenues	16,688	13,548	(18.8%)
Total	629,555	223,727	(64.5%)

Businesses operated directly by us:
Car parking	95,417	23,130	(75.8%)
VIP lounges	70,906	19,401	(72.6%)
Advertising	59,941	23,739	(60.4%)
Convenience stores	42,167	8,542	(79.7%)
Total	268,431	74,811	(72.1%)
Recovery of costs	59,289	33,103	(44.2%)
Total Non-aeronautical Revenues	957,275	331,641	(65.4%)

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 479.2 million, or 391.6%, compared to 2Q19, mainly in the Mexican airports, which increased by Ps. 432.7 million, or 410.4%, given that 2020 marks the beginning of the 2020-2024 Master Development Program. The increase in services for improvements to concession assets at the Montego Bay airport was Ps. 46.5 million, or 274.5%.

____________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 198.7 million, or 12.0%, compared to 2Q19, mainly due to the increase in the cost for improvements to concession assets (IFRIC-12) of Ps. 479.2 million. Not including this cost, total operating costs declined by Ps. 280.5 million, or 18.3%. This was comprised in the following manner:

Mexican Airports:

  Operating costs increased by Ps. 163.7 million or 12.8%, compared to 2Q19, mainly due to an increase in the cost of improvements to the concession assets (IFRIC-12) for Ps. 432.7 million, or 410.4%, and the depreciation and amortization of Ps. 39.7 million, or 12.2%. These increases were offset by a decline in the technical assistance fee and rights over concession assets for Ps. 219.3 million, or 83.3%, due to the decline in revenues, as well as a decrease in the cost of services of Ps. 93.7 million, or 15.8%.

The decline in the cost of services was mainly due to the partial closure of underutilized operating areas during 2Q20, implemented to reduce expenses:

  Maintenance costs decreased by Ps. 51.2 million, or 40.2%, compared to 2Q19; despite the adjustments in this line item, the Company continued operating within the same quality standards.
  Utilities decreased by Ps. 11.7 million, or 17.1%, compared to 2Q19, due to the partial closing of operating areas during 2Q20, lowering energy consumption by Ps. 26.5 million, and offset by higher water consumption of Ps. 15.6 million, among others.
  Employee expenses decreased by Ps. 9.6 million, or 4.9%, compared to 2Q19, due to the suspension of salary increases and a freeze on the hiring of additional personnel for vacant positions.
  Security and insurance decreased by Ps. 13.6 million, or 16.8%, compared to 2Q19, mainly due to the reduction of security personnel resulting from the partial closure of some operating areas.
  Other operating expenses decreased by Ps. 7.6 million, or 6.4%, compared to 2Q19, mainly due to a decrease in the sales costs in the VIP lounges and convenience stores, as well as professional service fees, expenses for FBO services and advertising for Ps. 52.9 million, or 66.6%, jointly. On the other side, there was an increase in the estimate for the credit estimate that was expected due to the financial situation of clients, for Ps. 39.0 million, and payments for expenses for hygiene, purchase of supplies and donations to the medical sector for the prevention of COVID-19, which together totaled Ps. 6.6 million.

Montego Bay Airport:

  Operating costs decreased by Ps. 64.2 million, or 17.2%, compared to 2Q19, mainly due to concession fees of Ps. 127.3 million, or 89.0%, and cost of services for Ps. 20.8 million, or 18.4%. These effects were offset by the increase in the costs related to improvement to concession assets (IFRIC-12) of Ps. 46.5 million and for the depreciation and amortization of Ps. 36.8 million, or 36.7%. Operating costs in U.S. dollars declined by US$ 6.3 million. However, this figure was offset by the 22.2% depreciation of the Mexican peso against the U.S. dollar.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 99.2 million in 2Q20, which was mainly comprised by a concession fee of Ps. 43.6 million, employee costs of Ps. 19.6 million, security and insurance costs of Ps. 15.5 million, utility costs of Ps. 11.1 million, and maintenance expenses of Ps. 6.3 million.

Operating margin for 2Q20 weakened, from a margin of 54.7% in 2Q19 to a margin of (24.8%) in 2Q20. Excluding the effects of IFRIC-12, operating margin went from 56.6% in 2Q19 to a margin of (41.7%) in 2Q20. Operating losses for the 2Q20 were Ps. 368.7 million, representing a decline of Ps. 2,371.1 million, or (118.4%) compared to 2Q19.

EBITDA margin went from 66.4% in 2Q19 to 9.2% in 2Q20. Excluding the effects of IFRIC-12, EBITDA margin went from 68.8% in 2Q19 to 15.6% in 2Q20. The nominal value of EBITDA was Ps. 136.5 million in 2Q20, compared to Ps. 2,428.2 million in 2Q19, a change of (94.4%).

The net financial result increased by Ps. 75.3 million, from a net expense of Ps. 235.7 million in 2Q19 to a net expense of Ps. 311.1 million in 2Q20. This decrease was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 11.1 million cost in 2Q19 to a Ps. 49.3 million cost in 2Q20, mainly due to an 1.1% appreciation of the Mexican peso against the U.S. dollar in 2Q19, compared to an appreciation of 2.3% at the end of 2Q20, thereby generating an increase in the foreign exchange loss of Ps. 38.2 million. The currency translation effect represented a higher loss of Ps. 20.4 million, compared to 2Q19, which is reflected in the comprehensive loss for 2Q20.

  A decrease in interest expenses of Ps. 2.5 million, or 0.5%, compared to 2Q19, mainly due to a decline in the fair value of hedging instruments of Ps. 14.3 million, which was offset by higher debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) and bank debt disbursed during 2Q20 for       Ps. 11.3 million.

  Interest income declined by Ps. 39.6 million, or 29.2%, mainly due to the decline in the investment rates of Ps. 34.6 million, as well as a decline in the fair value of the hedging instruments of Ps. 5.0 million.

In 2Q20, there was comprehensive loss of Ps. 946.0 million, compared to a net income and comprehensive gain of Ps. 1,217.6 million in 2Q19. This effect was mainly derived by the substantial passenger traffic decline, which also impacted revenues for 2Q20.

In 2Q20, the Company experienced a net loss of Ps. 582.2 million, while in 2Q19, the Company experienced a net gain of Ps. 1,263.6 million. Income taxes decreased by Ps. 600.7 million, or 119.4%, as a result of a decline of  Ps. 638.9 million in income tax incurred, which was offset by the decline of Ps. 38.2 million in the benefit from deferred income tax, resulting from the increase in  the 2Q20 deflation, that went from 0.1% in 2Q19 to 0.6% in 2Q20.

Consolidated Results for the First Six Months of 2020 (in thousands of pesos):
	6M19	6M20	Change
Revenues
Aeronautical services	5,209,098	3,675,657	(29.4%)
Non-aeronautical services	1,858,600	1,353,482	(27.2%)
Improvements to concession assets (IFRIC 12)	268,850	1,424,757	429.9%
Total revenues	7,336,548	6,453,897	(12.0%)

Operating costs
Costs of services:	1,300,943	1,380,112	6.1%
Employee costs	423,116	486,466	15.0%
Maintenance	260,802	211,805	(18.8%)
Safety, security & insurance	204,443	229,405	12.2%
Utilities	165,258	171,319	3.7%
Other operating expenses	247,324	281,117	13.7%

Technical assistance fees	229,218	141,041	(38.5%)
Concession taxes	618,154	538,427	(12.9%)
Depreciation and amortization	847,440	987,231	16.5%
Cost of improvements to concession assets (IFRIC 12)	268,850	1,424,757	429.9%
Other income	(8,933)	9,022	(201.0%)
Total operating costs	3,255,672	4,480,591	37.6%
Income from operations	4,080,876	1,973,306	(51.6%)

Financial Result	(318,347)	(326,183)	2.5%
Share of loss of associates	(7)	3	142.9%
Income before income taxes	3,762,522	1,647,126	(56.2%)
Income taxes	(1,101,400)	(421,271)	(61.8%)
Net income	2,661,122	1,225,855	(53.9%)
Currency translation effect	(139,739)	1,351,131	(1066.9%)
Cash flow hedges, net of income tax	-	(348,105)	100.0%
Remeasurements of employee benefit – net income tax	(293)	(9,705)	3208.0%
Comprehensive income	2,521,090	2,219,176	(12.0%)
Non-controlling interest	(44,929)	(164,109)	(265.3%)
Comprehensive income attributable to controlling interest	2,476,161	2,055,067	(17.0%)

	6M19	6M20	Change
EBITDA	4,928,315	2,960,536	(39.9%)
Comprehensive income	2,521,091	2,219,176	(12.0%)
Comprehensive income per share (pesos)	4.4939	3.9558	(12.0%)
Comprehensive income per ADS (US dollars)	1.9469	1.7138	(12.0%)

Operating income margin	55.6%	30.6%	(45.0%)
Operating income margin (excluding IFRIC 12)	57.7%	39.3%	(31.9%)
EBITDA margin	67.2%	45.9%	(31.7%)
EBITDA margin (excluding IFRIC 12)	69.7%	58.9%	(15.6%)
Costs of services and improvements / total revenues	21.4%	43.5%	103.1%
Cost of services / total revenues (excluding IFRIC 12)	18.4%	27.4%	49.1%

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 23.0821 per U.S. dollar (the noon buying rate on June 30, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 21.6091 per U.S. dollar for the six months ended June 30, 2020 was used.

Revenues (1H20 vs. 1H19)

  Aeronautical services revenues decreased by Ps. 1,533.4 million, or 29.4%
  Non-aeronautical services revenues decreased by Ps. 505.1 million, or 27.2%
  Revenues from improvements to concession assets increased by Ps. 1,155.9 million, or 429.9%
  Total revenues decreased by Ps. 882.7 million, or 12.0%
  Aeronautical services revenues include:

  i. Revenues from the Mexican airports decreased by Ps. 1,406.9 million, or 32.0%, compared to 1H19, generated mainly by an 45.0% decrease in passenger traffic, partially offset by the higher passenger fees applicable in 2020.

  ii. Revenues from the Montego Bay airport decreased by Ps. 311.9 million, or 38.1%, compared to 1H19. This was mainly due to a 54.3% decrease in passenger traffic and was offset by higher passenger fees applicable in 2020 and the 12.7% depreciation of the Mexican peso against the U.S. dollar in 1H20.

  iii. The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 185.4 million to revenues.

  The decrease in non-aeronautical services revenues was as follows:

  i. The Mexican airports contributed a decrease of Ps. 486.9 million, or 31.2%, compared to 1H19, mainly due to a decrease in revenues from businesses operated by third-parties, which declined by Ps. 273.3 million, or 28.3%, as a result of decrease in revenues from duty-free stores, time shares, food and beverage, rentals from commercial spaces and car rentals. Businesses operated directly by the Company declined by Ps. 173.5 million, or 36.1%, mainly due to a decrease in revenues from car parking, advertising and VIP lounges. The recovery of costs declined by Ps. 40.1 million, or 35.5%.

  ii. Revenues from the Montego Bay airport decreased by Ps. 93.9 million, or 31.6% compared to 1H19, mainly due to the decline in passenger traffic.

  iii. The consolidation of the Kingston airport contributed Ps. 75.6 million to non-aeronautical revenue.
	6M19	6M20	Change
Businesses operated by third parties:
Duty-free	260,140	177,674	(31.7%)
Food and beverage	234,568	177,321	(24.4%)
Retail operations	186,767	143,233	(23.3%)
Car rentals	184,247	156,716	(14.9%)
Leasing of space	124,174	105,197	(15.3%)
Time shares	107,846	53,543	(50.4%)
Ground transportation	72,747	50,674	(30.3%)
Communications and financial services	43,242	36,927	(14.6%)
Other commercial revenues	32,943	39,064	18.6%
Total	1,246,674	940,349	(24.6%)

Businesses operated directly by us:
Car parking	181,000	101,234	(44.1%)
VIP lounges	134,518	100,687	(25.1%)
Advertising	94,868	57,673	(39.2%)
Convenience stores	76,282	58,812	(22.9%)
Total	486,668	318,406	(34.6%)
Recovery of costs	125,257	94,727	(24.4%)
Total Non-aeronautical Revenues	1,858,600	1,353,482	(27.2%)

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,155.9 million, or 429.9%, compared to 1H19, mainly due to an increase in the Mexican airports of Ps. 1,134.5 million, or 538.0%, given that 2020 marks the beginning of the 2020-2024 Master Development Program and represents the most significant committed investment amounts to date. This increase also includes an increase of Ps. 21.4 million, or 36.9%, in revenues from improvements to concession assets at the Montego Bay airport.

____________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1,224.9 million, or 37.6%, compared to 1H19, mainly due to the increase of Ps. 1,155.9 million in the cost of improvements to the concession assets (IFRIC-12). Excluding this line item, operating costs declined by Ps. 69.0 million in 1H20.

Mexican Airports:

  Operating costs increased by Ps. 993.5 million, or 40.4%, compared to 1H19, mainly due to an increase of Ps. 1,134.5 million in the cost of improvements to the concession assets (IFRIC-12). Excluding this line item, operating costs declined by Ps. 141.0 million in 1H20, due to the decrease in technical assistance fees and concession fees of Ps. 182.7 million, or 34.8%, jointly, as well as a reduction in the cost of services of Ps. 45.1 million, or 4.2%. This effect was offset by a Ps. 77.1 million, or 11.8%, increase in depreciation and amortization, among others.

The decline in the cost of services was mainly due to the following:

  Maintenance costs decreased by Ps. 58.7 million, or 26.5%, compared to 1H19, due to the partial closure of operational areas and decline in non-essential maintenance during 2Q20. These measures were implemented while maintaining excellence in quality of service for our passengers.
  Utilities decreased by Ps. 6.3 million, or 5.4%, due to the partial closing of operating areas, thereby lowering energy consumption during 2Q20.
  Personnel expenses increased by Ps. 19.5 million, or 5.4%, compared to 1H19, due to the personnel increase that took place in the second half of 2019, which was reflected in operating costs for the first half of 2020.
  Other operating expenses increased by Ps. 8.8 million, or 4.0%, compared to 1H19, mainly due to the expected credit losses, as well as supplies and donations related to COVID-19, that jointly totaled Ps. 45.1 million, or 45.6%. This effect was offset by lower cost of sales at the VIP lounges and retail stores, professional service fees and advertising, which jointly totaled Ps. 37.3 million, or 30.9%.

Montego Bay Airport:

  Operating costs decreased by Ps. 72.6 million, or 9.1%, compared to 1H19, mainly due to improvements to concession assets of Ps. 143.0 million, or 44.4%, and cost of services for Ps. 16.9 million, or 7.7%. These effects were offset by the increase in depreciation and amortization of Ps. 57.6 million, or 29.4%, for the costs related to improvements to concession assets (IFRIC-12) for Ps. 21.4 million.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 304.1 million in 1H20, which was mainly comprised of a concession fee of Ps. 157.9 million, employee costs of Ps. 40.5 million, security and insurance costs of Ps. 31.7 million, other operating costs of Ps. 28.1 million, utility costs of Ps. 24.2 million, and maintenance expenses of Ps. 16.7 million, among others.

Operating margin went from 55.6% in 1H19 to 30.6% in 1H20. Excluding the effects of IFRIC 12, operating margin went from 57.7% in 1H19 to 39.3% in 1H20.

EBITDA margin went from 67.2% in 1H19 to 45.9% in 1H20. Excluding the effects of IFRIC-12, EBITDA margin went from 69.7% in 1H19 to 58.9% in 1H20. The nominal value of EBITDA was Ps. 2,960.5 million in the first half of 2020.

The net financial result increased by Ps. 7.8 million, from a net expense of Ps. 318.3 million in 1H19 to a net expense of Ps. 326.1 million in 1H20. This decrease was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 58.3 million gain in 1H19 to a net gain of Ps. 187.1 million in 1H20, mainly due to an 2.6% appreciation of the Mexican peso against the U.S. dollar in 1H19, compared to an depreciation of 21.9% at the end of 1H20, thereby generating an increase in the foreign exchange loss of Ps. 128.9 million. The currency translation effect represented a higher gain of Ps. 1,490.9 million, compared to 1H19 and is reflected in the comprehensive income.

  An increase in interest expenses of Ps. 41.6 million, compared to 1H19, mainly due to higher debt derived from the issuance of long-term bond certificates (Certificados Bursátiles) and bank debt of Ps. 23.5 million and a decline in the fair value of the hedging instruments of Ps. 22.6 million.

  Interest income decreased by Ps. 90.8 million, or 32.2%, mainly due to the reduction in the investment rates, causing a decline in interest of Ps. 61.6 million, as well as a decline in the fair value of the hedging instruments of Ps. 29.2 million, due to the decrease in interest rates.

Comprehensive income decreased by Ps. 301.9 million, or 12.0%, compared to 1H19. This was mainly due to the substantial decline in passenger traffic, which also impacted revenues for the period.

Net income decreased by Ps. 1,435.3 million, or 53.9% in 1H20, due to a lower operating revenue of Ps. 2,107.6 million, which was offset by lower income taxes of Ps. 680.1 million, or 61.8%,  as a result of a decrease of Ps. 528.5 million in the income tax incurred, as well as the increase of Ps. 151.6 million in the benefit from deferred income tax, due to the decline in accumulated inflation, that went from 1.1% in 1H19 to 0.6% in 1HQ20.

Statement of Financial Position

Total assets as of June 30, 2020 increased by Ps. 8,874.9 million compared to 2019, primarily due to the following items: (i) cash and equivalents of Ps. 5,524.4 million; (ii) improvements to concession assets of Ps. 1,844.0 million; (iii) an increase in deferred taxes of Ps. 465.8 million; (iv) tax accounts receivable of Ps. 444.1 million; and (v) airport concessions of Ps. 337.9 million (due to the valuation of the concessions in Jamaica in U.S. dollars and the depreciation of the Mexican peso),  among others.

Total liabilities as of June 30, 2020 increased by Ps. 4,261.6 million compared to the same period of 2019. This increase was primarily due to the following items: (i) Payment and issuance of Ps. 5.0 billion (net) in long-term bond certificates (Certificados bursátiles), (ii) bank loans of Ps. 2,151.3 million; (iii) derivative financial instruments of Ps. 823.1 million, and iv) Accounts payable of Ps. 570.2 million. This was offset by: (i) dividends payable for Ps. 4,425.4 million, among others.

Recent Events

On June 25, the Company successfully completed the issuance of 42 million long-term bond certificates (Certificados bursátiles) in Mexico for a total value of Ps. 4.2 billion. The amount of the issuance was up to Ps. 3.0 billion with a greenshoe option of up to 40%, which was reached at the closing of the issuance: i) Ps. 602.0 million of these bonds certificates are at a variable rate of TIIE-28 plus 85 basis points, with principal due at maturity on June 22, 2023; ii) Ps. 3.598 billion at a fixed rate of 8.14%, with principal due at maturity on June 17, 2027.

- On June 30, Aeromexico announced the initiation of a voluntary restructuring process under Chapter 11 of the United States Bankruptcy Code, which will be carried out while the airline continues its operations. Currently, Aeromexico represents 10% of passenger traffic in the Company’s airport network and does not have any past due debts.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q19	2Q20	Change	6M19	6M20	Change
Guadalajara
Aeronautical services	697,161	170,144	(75.6%)	1,389,142	975,551	(29.8%)
Non-aeronautical services	244,078	83,201	(65.9%)	463,117	302,391	(34.7%)
Improvements to concession assets (IFRIC 12)	10,394	258,940	2391.2%	20,788	517,880	2391.2%
Total Revenues	951,631	512,285	(46.2%)	1,873,045	1,795,821	(4.1%)
Operating income (loss)	598,018	(12,121)	(102.0%)	1,188,218	667,015	(43.9%)
EBITDA	687,455	79,807	(88.4%)	1,362,259	849,966	(37.6%)

Tijuana
Aeronautical services	400,004	128,227	(67.9%)	758,237	508,525	(32.9%)
Non-aeronautical services	117,233	46,017	(60.7%)	208,954	163,218	(21.9%)
Improvements to concession assets (IFRIC 12)	5,586	143,260	2464.8%	11,171	286,520	2464.8%
Total Revenues	522,822	317,503	(39.3%)	978,362	958,263	(2.1%)
Operating income	318,809	1,084	(99.7%)	600,362	305,299	(49.1%)
EBITDA	372,321	62,999	(83.1%)	704,165	429,375	(39.0%)

Los Cabos
Aeronautical services	356,629	44,404	(87.5%)	710,960	474,805	(33.2%)
Non-aeronautical services	201,824	37,445	(81.4%)	396,433	252,977	(36.2%)
Improvements to concession assets (IFRIC 12)	61,775	162,350	162.8%	123,550	324,699	162.8%
Total Revenues	620,228	244,198	(60.6%)	1,230,943	1,052,482	(14.5%)
Operating income (loss)	362,039	(58,947)	(116.3%)	739,548	392,276	(47.0%)
EBITDA	422,210	7,720	(98.2%)	856,160	524,268	(38.8%)

Puerto Vallarta
Aeronautical services	279,770	29,989	(89.3%)	660,954	484,538	(26.7%)
Non-aeronautical services	118,166	29,183	(75.3%)	247,268	170,709	(31.0%)
Improvements to concession assets (IFRIC 12)	2,972	113,707	3725.5%	5,945	227,413	3725.5%
Total Revenues	400,908	172,878	(56.9%)	914,167	882,660	(3.4%)
Operating income (loss)	242,091	(49,519)	(120.5%)	607,339	387,502	(36.2%)
EBITDA	282,693	(7,701)	(102.7%)	686,428	469,982	(31.5%)

Montego Bay
Aeronautical services	379,769	50,229	(86.8%)	818,696	506,791	(38.1%)
Non-aeronautical services	145,815	58,020	(60.2%)	297,603	203,673	(31.6%)
Improvements to concession assets (IFRIC 12)	16,927	63,390	274.5%	57,977	79,377	36.9%
Total Revenues	542,511	171,639	(68.4%)	1,174,276	789,841	(32.7%)
Operating income (loss)	169,775	(136,422)	(180.4%)	377,807	67,090	(82.2%)
EBITDA	269,869	517	(99.8%)	573,775	320,634	(44.1%)

Airport	2Q19	2Q20	Change	6M19	6M20	Change
Guanajuato
Aeronautical services	154,357	21,967	(85.8%)	285,782	163,714	(42.7%)
Non-aeronautical services	44,241	16,977	(61.6%)	83,462	63,953	(23.4%)
Improvements to concession assets (IFRIC 12)	817	32,469	3875.8%	1,633	64,939	3875.8%
Total Revenues	199,415	71,413	(64.2%)	370,877	292,606	(21.1%)
Operating income (loss)	130,734	(8,907)	(106.8%)	244,541	113,980	(53.4%)
EBITDA	148,596	9,224	(93.8%)	279,606	149,494	(46.5%)

Hermosillo
Aeronautical services	88,219	17,314	(80.4%)	161,699	100,283	(38.0%)
Non-aeronautical services	24,422	11,519	(52.8%)	45,757	35,810	(21.7%)
Improvements to concession assets (IFRIC 12)	832	4,347	422.5%	1,664	8,695	422.5%
Total Revenues	113,474	33,180	(70.8%)	209,121	144,788	(30.8%)
Operating income (loss)	48,615	(15,892)	(132.7%)	85,910	31,792	(63.0%)
EBITDA	68,346	3,022	(95.6%)	124,613	69,723	(44.0%)

Others (1)
Aeronautical services	221,864	89,602	(59.6%)	423,629	461,452	8.9%
Non-aeronautical services	61,496	49,280	(19.9%)	116,006	160,751	38.6%
Improvements to concession assets (IFRIC 12)	23,061	92,155	299.6%	46,121	184,310	299.6%
Total Revenues	306,421	231,037	(24.6%)	585,756	806,513	37.7%
Operating income (loss)	91,351	(96,136)	(205.2%)	164,712	(15,563)	(109.4%)
EBITDA	142,203	(36,625)	(125.8%)	263,909	102,764	(61.1%)

Total
Aeronautical services	2,577,773	551,875	(78.6%)	5,209,098	3,675,657	(29.4%)
Non-aeronautical services	957,275	331,641	(65.4%)	1,858,600	1,353,482	(27.2%)
Improvements to concession assets (IFRIC 12)	122,363	870,618	611.5%	268,850	1,693,833	530.0%
Total Revenues	3,657,410	1,754,134	(52.0%)	7,336,548	6,722,974	(8.4%)
Operating income (loss)	1,961,431	(376,860)	(119.2%)	4,008,436	1,949,390	(51.4%)
EBITDA	2,393,692	118,965	(95.0%)	4,850,913	2,916,205	(39.9%)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2019	2020	Change	%
Assets
Current assets
Cash and cash equivalents	10,224,400	15,748,829	5,524,429	54.0%
Trade accounts receivable - net	1,091,287	1,060,950	(30,337)	(2.8%)
Other current assets	376,954	821,097	444,143	117.8%
Total current assets	11,692,641	17,630,876	5,938,235	50.8%

Advanced payments to suppliers	170,011	367,078	197,067	115.9%
Machinery, equipment and improvements to leased buildings - net	1,834,010	1,999,903	165,893	9.0%
Improvements to concession assets - net	11,134,421	12,978,449	1,844,028	16.6%
Airport concessions - net	11,088,915	11,426,767	337,852	3.0%
Rights to use airport facilities - net	1,391,921	1,318,500	(73,421)	(5.3%)
Deferred income taxes	5,389,576	5,855,337	465,761	8.6%
Other non-current assets	213,331	212,791	(540)	(0.3%)
Total assets	42,914,825	51,789,700	8,874,875	20.7%

Liabilities
Current liabilities	8,262,415	6,079,799	(2,182,616)	(26.4%)
Long-term liabilities	16,377,011	22,821,284	6,444,273	39.3%
Total liabilities	24,639,426	28,901,083	4,261,657	17.3%

Stockholders' Equity
Common stock	6,185,082	6,185,082	-	0.0%
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	2,600,089	1,227,550	(1,372,539)	(52.8%)
Retained earnings	4,579,883	9,940,035	5,360,152	117.0%
Reserve for share repurchase	3,283,374	3,283,374	-	0.0%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	651,985	1,711,320	1,059,335	162.5%
Remeasurements of employee benefit – Net	7,717	(3,099)	(10,816)	(140.2%)
Cash flow hedges- Net	-	(520,200)	(520,200)	100.0%
Total controlling interest	17,167,307	21,683,239	4,515,932	26.3%
Non-controlling interest	1,108,093	1,205,379	97,286	8.8%
Total stockholder’s equity	18,275,401	22,888,618	4,613,218	25.2%

Total liabilities and stockholders' equity	42,914,825	51,789,700	8,874,875	20.7%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	2Q19	2Q20	Change	6M19	6M20	Change
Cash flows from operating activities:
Consolidated net income (loss)	1,263,573	(582,208)	(146.1%)	2,661,122	1,225,855	(53.9%)

Postemployment benefit costs	2,071	2,048	(1.1%)	6,929	6,666	(3.8%)
Allowance expected credit loss	(5,172)	41,084	(894.4%)	(25,087)	87,051	(447.0%)
Depreciation and amortization	425,839	505,174	18.6%	847,440	987,231	16.5%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	1,173	(11,147)	(1050.3%)	2,062	(14,199)	(788.5%)
Interest expense	311,170	312,080	0.3%	547,517	626,261	14.4%
Share of profit of associate	3	89	2866.7%	7	3	(55.1%)
Provisions	1,770	885	(50.0%)	3,390	(1,345)	(139.7%)
Income tax expense	503,081	(97,616)	(119.4%)	1,101,404	421,271	(61.8%)
Unrealized exchange loss	(19,176)	(111,964)	483.9%	(70,464)	652,719	(1026.3%)
Net loss on derivative financial instruments	88,164	30,312	(65.6%)	98,859	58,754	(40.6%)
	2,572,495	88,737	(96.6%)	5,173,178	4,050,265	(21.7%)
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	146,456	711,733	386.0%	319,498	382,344	19.7%
Recoverable tax on assets and other assets	(64,829)	(617,650)	852.7%	(102,168)	(458,057)	348.3%
Increase (decrease) in
Concession taxes payable	(209,778)	(411,611)	96.2%	(150,118)	(376,329)	150.7%
Accounts payable	(145,152)	(565,673)	289.7%	(149,296)	(343,322)	130.0%
Cash generated (used) by operating activities	2,299,193	(794,464)	(134.6%)	5,091,094	3,254,902	(36.1%)
Income taxes paid	(543,418)	(152,568)	(71.9%)	(1,066,816)	(629,357)	(41.0%)
Net cash flows provided by operating activities	1,755,774	(947,032)	(153.9%)	4,024,277	2,625,544	(34.8%)

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(395,736)	(606,257)	53.2%	(844,627)	(1,244,295)	47.3%
Cash flows from sales of machinery and equipment	332	28	(91.6%)	707	193	(72.7%)
Other investment activities	(27,166)	(40,617)	49.5%	(25,574)	(55,001)	115.1%
Acquisition business	9,586	-	0.0%	9,586	-	0.0%
Net cash used by investment activities	(412,985)	(646,846)	56.6%	(859,908)	(1,299,104)	51.1%

Cash flows from financing activities:
Capital distribution	(1,592,494)	-	(100.0%)	(1,592,494)	-	(100.0%)
Debt securities	-	4,200,000	100.0%	3,000,000	7,200,000	140.0%
Payment from Debt securities	-	-	0.0%	-	(2,200,000)	100.0%
Interest paid	(249,009)	(257,118)	3.3%	(546,295)	(608,416)	11.4%
Bank Loans	95,862	2,151,264	2144.1%	95,862	2,151,264	2144.1%
Interest paid on lease	(671)	(675)	0.6%	(1,988)	(1,392)	(30.0%)
Payments of obligations for leasing	(3,074)	(3,163)	2.9%	(7,981)	(6,815)	(14.6%)
Net cash flows used in financing activities	(1,749,386)	6,090,308	(448.1%)	947,105	6,534,640	590.0%

Effects of exchange rate changes on cash held	(25,594)	278,509	(1188.2%)	(38,531)	387,554	(1105.8%)
Net increase in cash and cash equivalents	(432,189)	4,774,939	(1204.8%)	4,072,944	8,248,636	102.5%
Cash and cash equivalents at beginning of year	10,656,588	10,973,890	3.0%	6,151,457	7,500,193	21.9%
Cash and cash equivalents at the end of year	10,224,400	15,748,829	54.0%	10,224,400	15,748,829	54.0%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q19	2Q20	Change	6M19	6M20	Change
Revenues
Aeronautical services	2,577,773	551,875	(78.6%)	5,209,098	3,675,657	(29.4%)
Non-aeronautical services	957,275	331,641	(65.4%)	1,858,600	1,353,482	(27.2%)
Improvements to concession assets (IFRIC 12)	122,363	601,542	391.6%	268,850	1,424,757	429.9%
Total revenues	3,657,411	1,485,058	(59.4%)	7,336,548	6,453,897	(12.0%)

Operating costs
Costs of services:	705,304	643,554	(8.8%)	1,300,943	1,380,112	6.1%
Employee costs	228,793	239,260	4.6%	423,116	486,466	15.0%
Maintenance	148,362	97,402	(34.3%)	260,802	211,805	(18.8%)
Safety, security & insurance	102,312	104,079	1.7%	204,443	229,405	12.2%
Utilities	92,489	79,692	(13.8%)	165,258	171,319	3.7%
Other operating expenses	133,348	123,121	(7.7%)	247,324	281,117	13.7%

Technical assistance fees	113,644	8,777	(92.3%)	229,218	141,041	(38.5%)
Concession taxes	292,887	94,721	(67.7%)	618,154	538,427	(12.9%)
Depreciation and amortization	425,839	505,174	18.6%	847,440	987,231	16.5%
Cost of improvements to concession assets (IFRIC 12)	122,363	601,542	391.6%	268,850	1,424,757	429.9%
Other income	(5,025)	(58)	(98.8%)	(8,933)	9,022	(201.0%)
Total operating costs	1,655,012	1,853,710	12.0%	3,255,672	4,480,591	37.6%
Income from operations	2,002,399	(368,652)	(118.4%)	4,080,876	1,973,306	(51.6%)

Financial Result	(235,742)	(311,089)	32.0%	(318,347)	(326,183)	2.5%
Share of loss of associates	(3)	(83)	(2666.7%)	(7)	3	142.9%
Income before income taxes	1,766,654	(679,824)	(138.5%)	3,762,522	1,647,126	(56.2%)
Income taxes	(503,081)	97,616	(119.4%)	(1,101,400)	(421,271)	(61.8%)
Net income	1,263,573	(582,208)	(146.1%)	2,661,122	1,225,855	(53.9%)
Currency translation effect	(45,788)	(66,233)	44.7%	(139,739)	1,351,131	(1066.9%)
Cash flow hedges, net of income tax	-	(287,997)	100.0%	-	(348,105)	100.0%
Remeasurements of employee benefit – net income tax	(146)	(9,558)	6446.6%	(293)	(9,705)	3208.0%
Comprehensive income	1,217,639	(945,996)	(177.7%)	2,521,090	2,219,176	(12.0%)
Non-controlling interest	(19,763)	29,645	250.0%	(44,929)	(164,109)	(265.3%)
Comprehensive income attributable to controlling interest	1,197,876	(916,351)	(176.5%)	2,476,161	2,055,067	(17.0%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2019	7,777,576	1,345,711	2,983,374	(1,733,374)	9,552,070	783,628	20,708,986	1,063,164	21,772,150
Transfer of earnings	-	246,840	-	-	(246,840)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,346)	-	(4,425,346)	-	(4,425,346)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Comprehensive income:
Net income	-	-	-	-	2,600,089	-	2,600,089	61,033	2,661,122
Foreign currency translation reserve	-	-	-	-	-	(123,636)	(123,636)	(16,103)	(139,739)
Remeasurements of employee benefit – Net	-	-	-	-	-	(293)	(293)	-	(293)
Balance as of June 30, 2019	6,185,082	1,592,551	3,283,374	(1,733,374)	7,179,973	659,698	17,167,306	1,108,093	18,275,399

Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,227,550	-	1,227,550	(1,695)	1,225,855
Foreign currency translation reserve	-	-	-	-	-	1,185,327	1,185,327	165,804	1,351,131
Remeasurements of employee benefit – Net	-	-	-	-	-	(9,705)	(9,705)	-	(9,705)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(348,105)	(348,105)	-	(348,105)
Balance as of June 30, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,167,585	1,188,021	21,683,238	1,205,380	22,888,618

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through June 30, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	2Q19	2Q20	Change	6M19	6M20	Change
Total passengers	12,209.3	1,666.2	(86.4%)	24,096.5	13,391.4	(44.4%)
Total cargo volume (in WLUs)	539.9	462.2	(14.4%)	1,079.9	1,015.0	(6.0%)
Total WLUs	12,749.2	2,128.3	(83.3%)	25,176.4	14,406.4	(42.8%)

Aeronautical & non aeronautical services per passenger (pesos)	289.5	530.3	83.1%	293.3	375.6	28.0%
Aeronautical services per WLU (pesos)	202.2	259.3	28.2%	206.9	255.1	23.3%
Non aeronautical services per passenger (pesos)	78.4	199.0	153.9%	77.1	101.1	31.0%
Cost of services per WLU (pesos)	55.3	302.4	446.6%	51.7	95.8	85.4%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 24, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer